UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 28, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Palm, Inc.

File No. 000-29597- CF#23876

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Palm, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 24, 2009.

Based on representations by Palm, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 25, 2011
Exhibit 10.2	through July 25, 2011
Exhibit 10.3	through July 25, 2011
Exhibit 10.4	through July 25, 2011
Exhibit 10.5	through July 25, 2011
Exhibit 10.6	through July 25, 2011
Exhibit 10.7	through July 25, 2011
Exhibit 10.8	through July 25, 2011
Exhibit 10.9	through July 25, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel